FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release, dated February 28, 2008, regarding Repsol YPF’s Strategic Plan 2008-2012.

Press Release

Dirección General de Comunicación	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, February 28, 2008

Nº of pages: 5

With investments of 32,800 million Euros

REPSOL YPF STRATEGIC PLAN

2008-2012

•	FORESEES TRIPLING ITS RESULTS IN FOUR YEARS.

•	DOUBLE OPERATING RESULTS IN THE SAME PERIOD.

•	55% OF ITS ASSETS WILL BE IN OECD COUNTRIES BY 2012.

•	10 KEY PROYECTS WILL FOCUS 65% OF THE “CORE BUSINESS” INVESTMENTS OF REPSOL.

•	10 BILLION EUROS WILL BE INVESTED IN IBERIAN PENINSULA PROYECTS.

•	MORE THAN 9 BILLION EUROS WILL BE FOR LARGE HYDROCARBON EXPLORATION PROYECTS.

Today, Antonio Brufau, Chairman and CEO of Repsol YPF, presented the 2008-2012 Strategic Plan before analyst, shareholders, institutional investors and employees, which includes the company’s main growth lines for the next few years and foresees total investment of 3.28 billion euros.

The new plan, qualified by Brufau as “the most ambitious and realistic never undertaken by the company” foresees that, at the end of 2012, the group’s net income, with the exclusion of extraordinary results and disinvestments, will multiply by 2.8; EBITDA by 1.8 and operating results by 2.1.

Press Release

Antonio Brufau anticipated that Repsol YPF’s new Strategic Plan will give the Group’s new vision in which Repsol’s businesses (Upstream, Downstream and LNG) will constitute the “core business”; YPF will be considered a controlled strategic participated company; and Gas Natural a strategic participated company with autonomous management.

In this way, of the total capital investment of 32.8 billion euros, 21.3 billion will correspond to the “core business” of Repsol; 7.8 billion to YPF; and 3.7 billion to Gas Natural.

The Chairman and CEO of Repsol, underlined the importance of the recent 14.9% sale of YPF to the Argentine group Petersen, as a key transaction in the geographic diversification policy of the Group, which establishes amongst its priorities, the selective growth through large new projects in OECD countries.

As a consequence of this strategy, at the end of the 2008/2012 strategic plan, 55% of Repsol’s assets will be in OECD countries with a relative weight reduction of the Latin American assets of 31%.

TEN KEY PROJECTS GUARANTEE REPSOL’S ORGANIC GROWTH

Repsol YPF’s organic growth will be determined by 10 large “key” projects which combined will take 60% of the company’s “core business” investment through 2012 (12.3 billion euros).

Of these ten large projects, three of which, with a total investment of 4.8 billion euros, will be developed in the Iberian Peninsula in the Downstream (refining, marketing and chemicals) area: The expansion of the Cartagena refinery in Murcia, the new Coker of the Muskiz refinery in Bilbao, and the Petrochemical expansion in Sines, Portugal.

In the Upstream (exploration and production) area Repsol will develop five large growth projects; The Caricoa Block in Brazilian deep water, the Shenzi and Genghis Khan mega fields in the deep waters of the US Gulf of Mexico, the I/R field in the prolific Murzuq basin in Libya, the Reggane block in Algeria and Block 39 in Peru.

Press Release

The development of these and other large projects, along with the latest discoveries in Brazil, Libya, Algeria, Bolivia and Peru, will increase Repsol’s annual hydrocarbon production by more than 5%, reaching 400,000 barrels per day by 2012 (excluding YPF).

In Liquid Natural Gas (LNG), business in which Repsol maintains an important international presence and competitive advantage due to its position in the Atlantic Basin, will develop two key growth projects: Peru LNG (in Camisea) and the Canaport Regasification terminal (in Canada). Repsol’s joint LNG projects will multiply by 4.4 the total marketing volume to 18 bcm/year (60% of the annual gas consumption in Spain).

Repsol’s Chairman and CEO announced that the company will direct an important portion of its net income to increase the pay out to its shareholders, which was increased by 40% in 2007 interim dividend.

Antonio Brufau highlighted that Repsol “is today a more solid company with clear growth options and a team of professionals strongly aligned with the company’s strategy”.

Press Release

Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 28th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer